UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

February 1, 2022

(Date of Report (Date of earliest event reported))

RELAY MANAGEMENT L.L.C.

(Exact name of registrant as specified in its charter)

Nevada	82-4229760
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

3651 Lindell Rd. Suite D Las Vegas, NV	ZIP 89103
(Address of principal executive offices)	(ZIP Code)

Tel: (888) 412-4404

(Registrant’s telephone number, including area code)

Preferred Units

(Title of each class of securities issued pursuant to Regulation A)

This Current Report on Form 1-U is issued in accordance with Rule 257(b)(4) of Regulation A, and is neither an offer to sell any securities, nor a solicitation of an offer to buy, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

ITEM 9. OTHER EVENTS

Relay Management L.L.C. (the “Company”) has prepared the investor presentation attached as Exhibit 99.1 to this Current Report on Form 1-U (the “Investor Presentation”), the executive summary attached as Exhibit 99.2 (“Executive Summary”), and the investment page hosted on the Company’s website attached as Exhibit 99.3 (“Investment Page”), which the Company’s management intends to use from time to time in meetings with investors, analysts, lenders, business partners, acquisition candidates, and others with an interest in the Company and its business.

The information contained in the Investor Presentation, Executive Summary and Investment Page are summary information that should be considered in the context of the Company’s filings with the Securities and Exchange Commission and other public announcements the Company may make by press release or otherwise from time to time. The Investor Presentation and Executive Summary speak as of the date on which the SEC’s post-qualification amendment was qualified pursuant to the Company’s Tier 2 Regulation A Offering. While the Company may elect to update the Investor Presentation, Executive Summary or the Investment Page in the future to reflect events and circumstances occurring or existing after the date of this Report, the Company does not have, and expressly disclaims, any obligation to do so.

Unless otherwise indicated, the following exhibits are filed herewith:

Exhibit No.	Description of Exhibit
99.1	Investor Presentation
99.2	Executive Summary
99.3	Investment Page

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Relay Management L.L.C.

By:	Stanley K. Chomer
Its:	CEO

By:	/s/ Stanley K. Chomer
Name:	Stanley K. Chomer
Title:	Chief Executive Officer

Date: February 4, 2022